February 26, 2020
Via EDGAR Transmission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attention:    Blaise Rhodes
Office of Trade & Services

Re:    Universal Corporation
Form 10-K for Fiscal Year Ended March 31, 2019
Form 10-Q for Fiscal Quarter Ended December 31, 2019
Form 8-K Filed February 4, 2020
File Number 001-00652
Dear Mr. Rhodes,
As Senior Vice President and Chief Financial Officer of Universal Corporation, a Virginia corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comment of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter dated February 12, 2020 (the “Commission Comment Letter”).
Set forth below is the Company’s response. For convenience of reference, the Staff comment is reprinted in italics, numbered to correspond with the paragraph number assigned in the Commission Comment Letter, and is followed by the corresponding response of the Company. When used in our response, the “Company,” “we,” “us,” and “our” refer to Universal Corporation.
Comment:
Form 10-Q for the Fiscal Quarter Ended December 31, 2019
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Other Items, page 32

1.
You present Adjusted operating income, Adjusted net income available to Universal Corporation, and Adjusted diluted earnings per share for the three months and nine months ended December 31, 2019 and 2018. These measures appear to be non-GAAP financial measures. Please tell us how you considered the disclosure requirements in Item 10(e)(1)(i)(C) and (D) of Regulation S-K. Please note that this comment also applies to your press release filed under Item 2.02 of Form 8 K dated February 4, 2020.

U.S. Securities & Exchange Commission
February 26, 2020

Response:
The Company believes that adjusted operating income (loss), adjusted net income (loss) attributable to Universal Corporation, and adjusted diluted earnings (loss) per share are used by investors to compare the financial condition and results of operations of the Company to the financial conditions and results of operations of the Company’s competitors with varying capital structures and operating strategies. Management regularly reviews these non-GAAP financial measures to assess operational performance and strategic planning proposals. The Company believes these non-GAAP financial measures provide investors important information about material items that impacted the Company’s financial performance for the periods presented. Furthermore, the reconciliation of the Company’s corresponding GAAP financial measures to the non-GAAP financial measures presented allow investors to understand and assess trends in the Company’s operations and financial performance.

The Company acknowledges the Staff’s comment and will reflect the following revisions to disclosures relating to adjusted operating income (loss), adjusted net income (loss) attributable to Universal Corporation, and adjusted diluted earnings (loss) per share in future Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and press releases furnished under Item 2.02 of Current Reports on Form 8-K:

“Amounts described as net income (loss) and earnings (loss) per diluted share in the following discussion are attributable to Universal Corporation and exclude earnings related to non-controlling interests in subsidiaries. Adjusted operating income (loss), adjusted net income (loss) attributable to Universal Corporation, adjusted diluted earnings (loss) per share, and the total for segment operating income (loss) referred to in this discussion are non-GAAP financial measures. These measures are not financial measures calculated in accordance with GAAP and should not be considered as substitutes for operating income (loss), net income (loss) attributable to Universal Corporation, diluted earnings (loss) per share, cash from operating activities or any other operating or financial performance measure calculated in accordance with GAAP, and may not be comparable to similarly-titled measures reported by other companies. A reconciliation of adjusted operating income (loss) to consolidated operating (income), adjusted net income (loss) attributable to Universal Corporation to consolidated net income (loss) attributable to Universal Corporation and adjusted diluted earnings (loss) per share to diluted earnings (loss) per share are provided. In addition, we have provided a reconciliation of the total for segment operating income (loss) to consolidated operating income (loss) in Note XX. "Operating Segments" to the consolidated financial statements. Management evaluates the consolidated Company and segment performance excluding certain significant charges or credits. We believe these non-GAAP financial measures, which exclude items that we believe are not indicative of our core operating results, provide investors with important information that is useful in understanding our business results and trends.”

We believe the foregoing answer is responsive to your comment. Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 359-9311.

Sincerely,
/s/ Johan Kroner
Johan Kroner
Senior Vice President and
Chief Financial Officer